FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record No. 175

Santiago, May 30, 2013

Ger. Gen. No. 104/2013

Mr.

Fernando Coloma C.

Superintendent of Securities and Insurance

Avenida Libertador Bernardo O’Higgins Nº 1449

Ref.:   Communicates SIGNIFICANT EVENT

Dear Sir,

Pursuant to articles 9 and 10 of Law No. 18,045 of the Securities Market and the provisions of General Norm No. 30 of the Superintendence, duly authorized and representing Enersis S.A., I hereby inform you as significant event the following.

At the ordinary meeting  of the Board of Directors of Enersis S.A., held on May 29, 2013, it has been agreed to propose an absorption fusion between its subsidiaries Inversiones Sudamérica Limitada (99.99999% owned by Enersis S.A.) and Cono Sur Participaciones, S.L.U. (100% owned by Enersis S.A.). Inversiones Sudamérica Limitada absorbs Cono Sur Participaciones, S.L.U., extinguishing the latter. The company Cono Sur Participaciones, S.L.U. was the in kind-contribution through which Endesa, S.A., Enersis S.A.’s controller, subscribed its shareholdings pro rata in the capital increase approved by  the Enersis S.A.’s Extraordinary Shareholders’ Meeting held on December 20, 2012.

In addition, it was authorized that once the aforementioned absorption merger is concluded, Enersis S.A. acquires the minority participation of 0.00001% that its subsidiary Empresa Eléctrica de Colina Limitada has in Inversiones Sudamérica Limitada. Due to the above acquisition, all the property in Inversiones Sudamérica will be consolidated in Enersis S.A., thus producing the conclusion of Inversiones Sudamérica Limitada and leaving Enersis S.A. as direct owner of the company shares in Sudamérica that were contributed by Endesa, S.A. in the aforementioned capital increase.

The described operations do not have any financial effects on Enersis S.A.’s assets, liabilities or results.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.       Bolsa de Comercio de Santiago

             Bolsa Electrónica de Chile

             Bolsa de Corredores de Valparaíso

             Banco Santander Santiago – Representatives of Bond Holders

             Depósito Central de Valores

             Comisión Clasificadora de Riesgos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: May 30, 2013